CPS Technologies Corp.

111 South Worcester Street

Norton, MA 02766

April 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Jennifer Angelini

RE:	CPS Technologies Corp. Registration Statement on Form S-3 Filed April 20, 2021 File No. 333-255373 Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, CPS Technologies Corp. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Monday, April 26, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Any questions regarding this request should be addressed to Thomas B. Rosedale, Esq., at BRL Law Group LLC at (617) 399-6931.

Very truly yours, CPS Technologies Corp. /s/ Grant C. Bennett By: Grant C. Bennett Its: President and Chief Executive Officer

cc:           Thomas B. Rosedale, Esq.

                (BRL Law Group LLC)